EXHIBIT 99.1

Nanobiotix Provides First Quarter 2026 Operational and Financial Update

  Completed a follow-on offering in May 2026 for aggregate gross proceeds of approximately €86.1 million, including issuance of pre-funded warrants to accelerate the development of Company’s other platforms
  New data from Part 1 of the J&J sponsored Phase 2 CONVERGE study, evaluating JNJ-1900 (NBTXR3) for patients with Stage 3 inoperable non-small cell lung cancer (NSCLC), presented at the 2026 annual European Society for Radiotherapy and Oncology (ESTRO)
  Announced FDA acceptance of a protocol amendment to ongoing pivotal J&J sponsored NANORAY-312 study eliminating the previously planned interim analysis and modifying the final analysis to include fewer events and to be conducted sooner
  Presented new preclinical data evaluating its Nanoprimer platform in sequence with lipid nanoparticle-delivered recombinant DNA at the 2026 Annual Meeting of the American Association for Cancer Research (AACR)
  €42.1 million in cash and cash equivalents as of March 31, 2026

PARIS and CAMBRIDGE, Mass., June 02, 2026 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO - NASDAQ: NBTX - the “Company”), a late-clinical stage biotechnology company pioneering nanotherapeutic approaches to expand treatment possibilities for patients with cancer and other major diseases, today provided an update on operational progress and reported financial results for the first quarter of 2026.

“Nanobiotix continues to advance with focus, discipline, and ambition as we work to unlock the full potential of physics-based nanotherapeutics,” said Laurent Levy, chief executive officer of Nanobiotix and chairman of the executive board. “During the first quarter of 2026, we strengthened our foundation by supporting the advancement of JNJ-1900 (NBTXR3), progressing our Nanoprimer platform, and reinforcing our financial position. We remain deeply grateful to the team members, patients, investigators, collaborators and shareholders who give us their trust, commitment and support as we pursue our mission of revolutionizing treatment outcomes for millions.”

Operational Highlights

  Part 1 data from Phase 2 JNJ-1900 (NBTXR3) Study in Unresectable Stage 3 NSCLC (CONVERGE) presented at ELCC 2026 and updated at ESTRO 2026
    Initial investigator-reported efficacy responses observed in 7 patients following the full treatment regimen of concurrent chemoradiotherapy, JNJ-1900 (NBTXR3), and consolidation with durvalumab showed:
      Overall response rate (“ORR”) = 85.7% (6/7 patients) reported at ESTRO 2026
        In the same cohort of 7 patients, ORR observed at earlier time point and reported at ELCC 2026 was 71.4% (5/7 patients)
      Complete response rate (“CRR”) = 57.1% (4/7 patients) reported at ESTRO 2026
        With the current standard of care, concurrent chemoradiation therapy (cCRT) ± durvalumab, depth of response remains limited in Stage 3 Inoperable NSCLC with very low rates of complete response (<5%)1
      Absence of progressive disease and deepening response over time suggests potential for long-term durability
      The procedure demonstrated an acceptable safety profile without serious treatment-emergent adverse events (TEAEs)
    Early results suggest that intratumoral/intranodal injection of JNJ-1900 (NBTXR3) is feasible and can be performed safely in patients with stage III unresectable NSCLC
  Protocol amendment to global Phase 3 JNJ-1900 (NBTXR3) Study in Cisplatin-ineligible Head and Neck Cancer (NANORAY-312)
    Interim analysis eliminated and final analysis modified to be conducted sooner with fewer events than originally planned
  New preclinical data presented at 2026 AACR Meeting:
    Pre-treatment with Nanoprimer followed by administration of LNP-delivered recombinant DNA (“LNP-DNA”) designed for anti-tumor immunotherapy showed increased systemic bioavailability, reduced hepatic toxicity, and reduced cGAS-STING related inflammation compared to LNP-DNA administered without the Nanoprimer

First Quarter Financial Updates

Cash and Cash Equivalents: The Company believes that the net proceeds from the recent follow-on offering, together with its cash and cash equivalents of €42.1 million as of March 31, 2026, will be sufficient to meet its working capital requirements for operations into 2029, consistent with the Company’s currently contemplated cash burn rate.

About JNJ-1900 (NBTXR3)

JNJ-1900 (NBTXR3) is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. Its proof-of-concept was achieved in soft tissue sarcomas through a successful randomized Phase 2/3 study in 2018. The product candidate’s mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that JNJ-1900 (NBTXR3) could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

Radiotherapy-activated JNJ-1900 (NBTXR3) is being evaluated across multiple solid tumor indications as a single agent or combination therapy. The program is led by NANORAY-312—a global, randomized Phase 3 study in locally advanced head and neck squamous cell cancers. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of JNJ-1900 (NBTXR3) activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the Phase 3 study.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a collaboration strategy to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several Phase 1 and Phase 2 studies evaluating JNJ-1900 (NBTXR3) across tumor types and therapeutic combinations. In 2023, Nanobiotix announced a license agreement for the global co-development and commercialization of JNJ-1900 (NBTXR3) with Janssen Pharmaceutica NV, a Johnson & Johnson company.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on March 31, 2026 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2025 universal registration document filed with the AMF on March 31, 2026 under “chapter 1.5 Risk Factors”, and subsequent filings Nanobiotix makes with the SEC and AMF from time to time, which are available on the SEC’s website at www.sec.gov and on the AMF's website at www.amf.org, The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 joanne.choi@nanobiotix.com Ricky Bhajun Director, Investor Relations (EU) +33 (0) 79 97 29 99 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Becky Lauer +1 (646) 286-0057 uncappednanobiotix@uncappedcommunications.com

__________________________
1 Antonia SJ, et al. N Engl J Med. 2017.

Attachment

  2026-06-02 -- NBTX -- 1Q26 Financial Results -- FINAL (https://ml.globenewswire.com/Resource/Download/9b445891-f837-499e-b743-ee1303bca1a5)